(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 001-08402

CUSIP NUMBER 463664508

For Period Ended: December 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

Irvine Sensors Corporation
Full Name of Registrant

N/A
Former Name if Applicable

3001 Red Hill Avenue
Address of Principal Executive Office (Street and Number)

Costa Mesa, California 92626
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☑	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach Extra Sheets if Needed)

Irvine Sensors Corporation (the “Company”) is unable to file its Form 10-Q for the fiscal quarter ended December 31, 2006 (the “Form 10-Q”) within the prescribed period without unreasonable effort or expense. On January 31, 2007, the Company filed its Annual Report on Form 10-K (the “Form 10-K”) with the Securities and Exchange Commission, which reported as a subsequent event a complex debt refinancing that closed on December 29, 2006 and included: (i) the refinancing of the Company’s senior debt and convertible debentures, which consisted of the replacement of the Company’s senior debt with new senior term notes from two new lenders, the acquisition by the new lenders of the Company’s subordinated convertible notes from their original holders, the issuance of warrants for 3 million shares of the Company’s common stock, and adjustments in the conversion price of the subordinated convertible notes, adjustments in the exercise price and number of existing warrants held by the original note holders pursuant to the existing terms of the underlying debt and warrant agreements, as well as the filing of a registration statement on Form S-1 on February 7, 2007 as required under the refinancing documentation; (ii) the Company’s acquisition of the remaining 30% of Optex Systems, Inc. on December 29, 2006 and (iii) the issuance of a $400,000 unsecured subordinated note in connection therewith; and the issuance by the Company’s Optex subsidiary of a $2.0 million secured subordinated revolving promissory note on January 17, 2007. Ascertaining and communicating the accounting impact of these complex events required extensive accounting analysis and research as well as the preparation of significant disclosures. Given the short time period following the filing of the Company’s Form 10-K, the Company and its auditors are still reviewing the manner in which these events should be reported in the Company’s Form 10-Q, which has necessitated the additional time to file the Form 10-Q. The Company is making every effort to complete and file its Form 10-Q as soon as possible, but in any event it plans to file the Form 10-Q no later than February 20, 2007.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

All statements included in this notification of late filing, other than statements or characterizations of historical fact, are forward-looking statements. These forward-looking statements are based on the Company’s current expectations, estimates and projections about the Company, management’s beliefs, and certain assumptions made by the Company, and events beyond the Company’s control, all of which are subject to change. Such forward-looking statements include, but are not limited to, statements relating to the Company’s financial statements and its ability to timely file its Form 10-Q within the time period specified above. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “likely,” “potential,” “continue,” “ongoing,” similar expressions, and variations or negatives of these words. These forward-looking statements are not guarantees of future results or the commitments made by the Company herein, and they are subject to risks, uncertainties and assumptions that could cause the Company’s actual results to differ materially and adversely from those expressed in any forward-looking statement.

The risks and uncertainties referred to above include, but are not limited to, the timing and resources of the Company’s independent auditors and its internal accounting staff, the Securities and Exchange Commission review of the Company’s registration statement on Form S-1 and possibly other periodic reports, any unanticipated accounting charges or ambiguous accounting literature and such other factors described in the Company’s filings with the Securities and Exchange Commission, including “Risk Factors” in the Company’s Annual Report on Form 10-K for the fiscal year ended October 1, 2006 and in the Company’s other filings. The forward-looking statements in this notification speak only as of the date they are made. The Company undertakes no obligation to revise or update publicly any forward-looking statement for any reason.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John J. Stuart, Jr.	714	549-8211
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation provided in response to Part IV(3):

Total revenues for the current fiscal year period were approximately $8.1 million, up from approximately $4.8 million in the comparable period of the last fiscal year. Net loss for the current fiscal year period is expected to increase to approximately $6.4 million, which includes approximately $4.4 million of non-recurring debt extinguishment as reported in Note 18 in the Form 10-K, from approximately $1.1 million in the comparable period of the last fiscal year.

Irvine Sensors Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	February 14, 2007	By	/s/ John J. Stuart, Jr.
Name: John J. Stuart, Jr. Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this Chapter).